TechTarget, Inc. 275 Grove Street Newton, MA 02466	Daniel T. Noreck Chief Financial Officer and Treasurer T 617.431.9449 dnoreck@techtarget.com techtarget.com

September 16, 2022

By EDGAR Submission

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mr. Robert Shapiro and Mr. Lyn Shenk

Re: TechTarget, Inc.

Form 10-K for the Year Ended December 31, 2021

Filed February 28, 2022

File No. 001-33472

Dear Mr. Shapiro and Mr. Shenk:

TechTarget, Inc. (the “Company”,“we”, “our”, or “us”) provides this letter in response to the comments received from the Securities and Exchange Commission (“Commission”) staff in a letter to the Company dated August 17, 2022 (the “Comment Letter”) pertaining to the Form 10-K for the year ended December 31, 2021 filed by the Company on February 28, 2022 (the “Form 10-K”). For ease of reference in this response letter, each of the Commission staff’s comments contained in the Comment Letter is reproduced in bold, italicized font, and the corresponding response of the Company is shown below the comment.

Form 10-K for the Year Ended December 31, 2021

Other

Investor Presentation May 2022, page 19

1. We note your disclosure of “net annual revenue retention,” which you define as the “total of GAAP revenue from all customers at the end of the respective year divided by the total revenue generated by the same group of customers at the end of the prior year; net annual revenue retention as we define it excludes customers that do not produce revenue in the respective year.” Please clarify for us what year(s) the term “respective year” refers to when you say the measure “excludes customers that do not produce revenue in the respective year.” For example, tell us whether this refers to the current year (for which the measure is being presented), the prior year, or either year. Please also consider clarifying the language in the definition to state, if true, that the measure uses revenue for the year rather than at the end of the year. Finally, if this measure excludes customers that do not produce revenue in a year, please explain to us how this is a measure of retention and not a measure of same customer sales. It appears that a measure of retention would compare revenue for the current year to revenue for the prior year for all customers from the prior year, regardless of whether they continued as a customer in the current year. Please advise.

In 2021, the Company determined that the use of this key performance indicator (“KPI”) would provide investors with important information about our ability to retain revenue from and grow our relationships with our existing customers on a year-over-year basis. In determining how to define and calculate our “net annual revenue retention” metric, we began by reviewing the public disclosure of companies within our peer group who disclose similar KPIs. After we determined that there was no industry standard definition for “net annual revenue retention,” we elected to use a definition that was based upon a KPI utilized by one of our closest comparable peer group public companies and which we felt provided a clear explanation of how we derive this calculation. We note, however, the Commission staff’s comments with respect to our definition of “net annual revenue retention.” For clarity, the term “respective year” refers to the current year for which the measure is being presented. Additionally, while we believe the definition currently illustrates a measure of retention, we will further revise the definition to provide further clarity as follows:

Net annual revenue retention is defined as (x) the sum of the GAAP revenue attributable to all Retained Customers for the year presented divided by (y) the sum of the GAAP revenue attributable to such Retained Customers for the prior year. We define a “Retained Customer” as a customer that made at least one purchase in both the year presented and the year preceding the year presented.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Business Trends

Customer Demographics, page 38

2. Please explain to us and disclose the use of the metric revenue from legacy global customers by management in monitoring and managing your business, why this measure provides useful information to investors, and how this metric or KPI is derived from GAAP revenue on a year over year basis. You reference the ten historically largest on premises hardware technology customers both here and in your earnings call for the year ended December 31, 2021, but don’t discuss the importance to your business. Refer to the Staff Release 33-10751 on key performance indicators and metrics in Management’s Discussion and Analysis of Financial Condition and Results of Operations.

The Company’s management utilizes revenues from legacy global customers to track customer concentration trends, which management believes is an important metric for evaluating revenue diversification. Presentation of this metric allows the Company to better highlight such customer concentration trends for investors and also allows investors to compare the behavior of the Company’s longest-standing major customers against the Company’s other customers. For clarity, the metric measures the increase in GAAP revenue from this cohort of customers in the current year period over the prior year period and is calculated by dividing the GAAP revenue attributable to this cohort of customers for the most recent period by GAAP revenue attributable to this cohort of customers for the prior year GAAP revenue to determine the growth percentage. In future public disclosures, however, we will enhance the description to read as follows (new language in bold):

Customer Demographics. In the year ended December 31, 2021, revenues from our legacy global customers (a static cohort comprised of our 10 historically largest on premises hardware technology companies), increased by approximately 59% compared to the prior year. Revenues from our remaining customers increased 95% from the prior year. The metric measures the year-over-year increase in GAAP revenue from this cohort of customers and is calculated by dividing the GAAP revenue from this cohort of customers for the current year by the GAAP revenue from this cohort of customers for the prior year. We use this information to monitor customer concentration trends within the Company, which we deem an important metric for evaluating revenue diversification.

Results of Operations

Comparison of Fiscal Years Ended December 31, 2021 and 2020

Revenues, Cost of Revenues and Gross Profit, page 43

3. Where you attribute material fluctuations in your revenues, costs, and expenses to multiple factors, please quantify each factor cited so that investors may understand the magnitude and relative impact of each factor. For example, quantify the revenue growth attributed to the integration of BrightTALK Limited acquired in December 2020, Priority Engine, lead generation and brand revenue. Refer to Item 303(b) of Regulation S-K. In addition, we believe your disclosures could be improved by:

•	increasing the use of tables to present dollar and percentage changes in accounts and margin rates, rather than including such information in narrative text form;

•	using tables to list, quantify, and sum all of the material individual factors to which changes in accounts are attributable;

•	refocusing the narrative text portion of the disclosure on analysis of the underlying business reasons for the individual factors in the tables above; and

•	ensuring that all material factors are quantified and analyzed.

Please provide us with a copy of your intended revised disclosure.

Historically we have disclosed the individual products that drove revenue growth in a particular period. However, we do not believe that revenue growth is driven by the product mix, as our customers freely move from product to product without impacting the total revenue growth or the gross margin profile of the Company. In light of the Commission staff’s comment, we propose to enhance our disclosures prospectively in the following manner:

Revenues

	Years Ended December 31,
	2021	2020	Increase	Percent Change
	($ in thousands)
Revenues	$263,427	$148,376	$115,051	78%

Revenues for the year ended December 31, 2021 (“fiscal 2021”) increased by $115.1 million, or 78%, over the year ended December 31, 2020 (“fiscal 2020”) primarily due to the following:

•	Addition of new customers during fiscal 2021. Our customer count expanded to approximately 2,800 from approximately 1,590, an increase of approximately 75%.

•	$50.0 million of revenue related to Bright TALK, which we acquired in December 2020.

Cost of Revenues and Gross Profit

	Years Ended December 31,
	2021	2020	Increase	Percent Change
	($ in thousands)
Cost of revenues	$68,153	$37,344	$30,809	83%
Amortization of acquired technology	3,055	—	3,055	—

Total cost of revenues	$71,208	$37,344	$33,864	91%

Gross profit	$192,219	$111,032	$81,187	73%

Gross profit percentage	73%	75%

Cost of Revenues. Cost of revenues for fiscal 2021 increased by $33.9 million, or 91%, as compared to fiscal 2020 primarily due to the following:

•	$1.7 million increase in stock compensation;

•	$3.1 million increase in amortization of intangible assets (acquired technology) in connection with recently acquired businesses;

•	$5.0 million increase in variable costs attributable to contracted services costs related to fulfilling campaigns; and

•	$24.1 million increase attributable to recently acquired businesses.

Gross Profit. Our gross profit is equal to the difference between our revenues and our cost of revenues for the period. Gross profit percentage was 73% for fiscal 2021 compared to 75% for fiscal 2020. The decrease was primarily due to lower gross profit from recently acquired businesses resulting from purchase accounting adjustments to acquired deferred revenue. Had we recognized revenue based on the historical carrying value of the acquired unearned revenue, our gross profit would have been approximately 74%.

Notes to Consolidated Financial Statements

Note 3. Revenue, page 66

4. We note that you report disaggregated revenue by geography and that your operations span many complimentary, but distinct product and service offerings. Your disaggregated revenue by geography provides the same information as the geographic data provided in Note 14—Segment Information, as required by ASC 280-10-50-41a. Please revise to disclose disaggregated revenue and information to enable users of financial statements to understand the relationship between the disclosure of disaggregated revenue and revenue information that is disclosed on the face of your statements of income. Refer to ASC 606- 10-50-5 to 50-6 and 55-89 to 55-91. In this regard, we note that you attribute changes in results of operations on page 43 to various product and service offerings, you have internally looked extensively at the dynamics between IT Deal Alert and other offerings and have evaluated whether growth in IT Deal Alert customers is taking away from other products for those same accounts, you disclose that Priority Engine products increased 17% to $61.2 million in 2021, and that your May 2022 investor presentation quantifies the rise in subscription revenue as a percent of total revenue.

The Company notes that ASC 606-10-50-5 requires an entity to disaggregate revenue recognized from contracts with customers into categories to depict how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors.

In addition, the Company considered factors laid out in ASC 606-10-55-90 for selecting the type of categories to disaggregate revenue, including (a) disclosures presented outside the financial statements (for example, in earnings releases and annual reports, or earnings calls), (b) information regularly reviewed by the chief operating decision maker (“CODM”) for evaluating the financial performance of operating segments, and (c) other information that is similar to the types of information identified in (a) and (b) and that is used by the Company to make resource allocation decisions or analysts and investors to evaluate the Company’s financial performance.

In accordance with ASC 606-10-55-90 (a) and (c), the Company notes that the revenue disclosures presented by the Company outside the financial statements, including in the Company’s earnings releases, are presented such that an investor could determine the nature of the contract length attributable to the various products offered by the Company (see further discussion in (e) below).

In accordance with ASC 606-10-55-90 (b) and (c), the Company notes that the CODM reviews the Company’s operations on a consolidated basis to evaluate the Company’s financial performance as the Company operates as a single operating segment. Revenue is provided to the CODM on a consolidated basis.

The Company also referred to ASC 606-10-55-91 and considered examples that this standard indicates may be appropriate for disaggregation purposes, including (a) type of good or service (for example, major product lines), (b) geographical region (for example, country or region), (c) market or type of customer (for example, government and nongovernment customers), (d) type of contract (for example, fixed-price and time-and-materials contracts), (e) contract duration (for example, short-term and long-term contracts), (f) timing of transfer of goods or services (for example, revenue from goods or services transferred to customers at a point in time and revenue from goods or services transferred over time), and (g) sales channels (for example, goods sold directly to consumers and goods sold through intermediaries). Accordingly, the following summarizes the Company’s analysis of the aforementioned examples:

(a) Type of good or service. The Company’s revenues are generated from the sale of its products. The Company’s products have similar revenue generation profiles and are either derived from or contribute to the Company’s library of purchase intent-driven marketing and sales data. As such, the Company’s management is of the view that the product purchased is not a meaningful basis on which to disaggregate the Company’s revenue; instead Management places greater emphasis on the overall number of customers purchasing the Company’s products and the duration of the customer commitments.

(b) Geographical region. We propose to prospectively update our disclosure in Note 3 to replace the tabular disclosure under “Disaggregation of Revenue” with that reflected in Schedule 1 below.

(c) Market or type of customer. The Company’s customers are in the business-to-business technology market. The Company directs the Commission staff’s attention to the disclosure in Note 2 regarding the number of customers that represented more than 10% of the Company’s consolidated total revenue for 2021 (page 63 of the Form 10-K).

(d) Type of contract. The majority of the Company’s contracts have similar terms and conditions and reflect transaction price-based agreements which are fixed in price.

(e) Contract duration. The Company’s revenue contracts are typically short-term in nature. However, as noted above, our earnings releases and investor presentations highlight the percentage of revenue that is under longer-term contracts (as defined). We are proposing to update our disclosure to include information regarding our contract duration (Schedule 1 below).

(f) Timing of transfer of goods or services. As discussed in Note 2, the Company recognizes its revenue at a point in time when control is transferred to the customer and over time to the customer (pages 59-60 of the Form 10-K). We considered this and we note that on page 18 of the Form 10-K that our contracts are primarily short-term, which reflects that the nature, amount, timing and uncertainty of revenue and cash flows are not materially impacted by the timing of the transfer of our products.

(g) Sales channels. The Company’s products and services are primarily sold to customers directly.

As our business continues to grow and diversify, we will continue to review our disaggregated revenue disclosures and adjust those disclosures as appropriate to reflect changes that may occur over time to the underlying economic nature of our agreements and the impact to our consolidated revenues and cash flows in accordance with ASC 606-10-50-5 and 606-10-55-90 and 55-91, respectively.

Note 8. Intangible Assets, page 71

5. To the extent that the useful lives for different types of intangibles, for example ‘Customer, affiliate and advertiser relationships’ ranging from 5 to 19 years, are 5% of greater of total assets, please disclose each class separately in your footnote. Refer to ASC 350-30-50 and Rule 5-02(15) of Regulation S-X.

We note that Rule 5-02(15) of regulation S-X requires disclosures of items greater than 5% of total assets require separate disclosures. We note that “affiliate and advertiser relationships” language is carryover from prior filings and the caption will be updated moving forward to read “Customer relationships”.

*****

We appreciate the opportunity to respond to the Commission and, if you have any questions, please do not hesitate to contact the undersigned.

Sincerely,

/s/ Daniel T. Noreck

Daniel T. Noreck

Chief Financial Officer and Treasurer

cc:

Charles Rennick, Vice President, General Counsel and Corporate Secretary

Michael Stowe, Partner, Stowe & Degon, LLC

Erika Robinson, Partner, Wilmer Cutler Pickering Hale and Dorr LLP

Schedules 1

(Attached)

Schedule 1

TechTarget, Inc.

Sources of Revenues

For the year ended December 31, 2021

Revenue for the twelve-month periods ended December 31, 2021, 2020 and 2019 by geo-target were as follows (in thousands):

	Years Ended December 31,
	2021	2020	2019
North America	$162,360	$90,919	$89,582
International	101,067	57,457	44,375

Total Revenue	$263,427	$148,376	$133,957
Revenue under short-term contracts	$158,561	$96,371	$88,587
Revenue under longer-term contracts	104,866	52,005	45,370

Total Revenue	$263,427	$148,376	$133,957

Revenue under longer-term contracts represented 33.8%, 35.0% and 39.8% of total revenue in 2019, 2020 and 2021, respectively.